SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*


                         Marketing Worldwide Corporation
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    57061T102
                                 --------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 1, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 6 pages

                                EXPLANATORY NOTE

      This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Marketing Worldwide Corporation, a Delaware corporation (the "Company" or the "Issuer"). This Amendment No. 3 supplements Items 4 and 7 of the Schedule 13D (as amended) filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons").

ITEM 4. Purpose of Transaction.

      Pursuant to Amendment No. 3 to the Series J Warrant of the Issuer dated as of July 1, 2008, by and among the Issuer and the Fund, the term of the Series J Warrant to purchase shares of Common Stock of the Issuer dated April 23, 2007, as amended by Amendment No. 1 to the Series J Warrant of the Issuer, dated September 27, 2007, and Amendment No. 2 to the Series J Warrant of the Issuer, dated June 20, 2008 (the "Series J Warrant"), was extended from July 7, 2008 to July 11, 2008. All other terms and provisions of the Series J Warrant remain unmodified and in full force and effect.

ITEM 7. Material to be Filed as Exhibits.

      Exh.#    Description
      -----    -----------

       16.     Amendment No. 3 to the Series J Warrant dated as of July 1, 2008.

                               Page 2 of 6 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2008

                          ADAM BENOWITZ
                          VISION CAPITAL ADVISORS, LLC
                          VISION OPPORTUNITY MASTER FUND, LTD.

                          By: /s/ Adam Benowitz
                              -------------------------------------------------
                              Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Fund


                               Page 3 of 6 pages

                                  EXHIBIT INDEX

      Exh.#    Description
      -----    -----------

       16.     Amendment No. 3 to the Series J Warrant dated as of July 1, 2008.

                               Page 4 of 6 pages

                             AMENDMENT NO. 3 TO THE
                                SERIES J WARRANT
                                       OF
                         MARKETING WORLDWIDE CORPORATION

This Amendment No. 3 (this "Amendment"), dated as of July 1, 2008, by and among Marketing Worldwide Corporation, a Delaware corporation (the "Company"), and Vision Opportunity Master Fund, Ltd. (the "Purchaser") hereby amends the Series J Warrant (No. W-J-07-01) to purchase shares of Common Stock of the Company dated April 23, 2007, as amended by Amendment No. 1 (as defined below) dated September 27, 2007 and Amendment No. 2 (as defined below) dated June 20, 2008 and issued to the Purchaser (the "Warrant"). Terms used in this Amendment without definition shall have the meanings given them in the Warrant.

      WHEREAS, the Company and the Purchaser entered into the Series A Convertible Preferred Stock Purchase Agreement (the "Agreement") dated as of April 23, 2007 wherein Purchaser was issued the Warrant;

      WHEREAS, the Company and the Purchaser entered into Amendment No. 1 to the Series J Warrant of Marketing Worldwide Corporation ("Amendment No. 1") on September 27, 2007;

      WHEREAS, the Company and the Purchaser entered into Amendment No. 2 to the Series J Warrant of Marketing Worldwide Corporation ("Amendment No. 2") on June 20, 2008;

      WHEREAS, the Company and the Purchaser now desire to amend the Warrant as more fully set forth herein; and

      WHEREAS, this Amendment will be effective when it is executed by the Company.

      NOW THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereby amend the Warrant as follows:

      1. The text on the first page of the warrant which reads "Expires July 7, 2008" is hereby deleted in its entirety and replaced with "Expires July 11, 2008."

      2. Section 1: Term. Section 1 is hereby deleted in its entirety and replaced with the following:

            Term. The term of this Warrant shall commence on April 23, 2007 and shall expire at 6:00 p.m., Eastern Time, on July 11, 2008 (such period being the "Term").

      3. Full Force and Effect. Except to the extent the Warrant is modified by this Amendment, the other terms and provisions of the Warrant shall remain unmodified and in full force and effect.

                               Page 5 of 6 pages

      IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 3 to the Series J Warrant as of the date first above written.

                                   The Company:

                                   MARKETING WORLDWIDE CORPORATION

                                   By: /s/ Rainer Poertner
                                       ----------------------------------
                                       Name: Rainer Poertner
                                       Title: Executive Vice President

ACKNOWLEDGED AND AGREED TO:

VISION OPPORTUNITY MASTER FUND, LTD.

By: /s/ Adam Benowitz
    --------------------------------
    Name: Adam Benowitz
    Title: Director

                               Page 6 of 6 pages